GENESIS ENERGY, L.P.
                             500 DALLAS, SUITE 2500
                              HOUSTON, TEXAS 77002



                                           August 30, 2006



Ms. April Sifford
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Genesis Energy, L.P.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 7, 2006
         Form 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006 Filed May 9, 2006 and August 7, 2006 Response Letter Dated August 11, 2006 File No. 1-12295

Dear Ms. Sifford:

We provide this letter in response to your letter of August 21, 2006 regarding the filings referenced above.

Form 10-K for the Fiscal Year ended December 31, 2005

Results of Operations

Pipeline Transportation Segment, page 37

Comment:
1. We have considered your responses to our prior comments one and two in our letter of August 3, 2006. With regard to the Jay pipeline in your periodic filings, you disclose declining volume and state that you do not know if new production will be sufficient to offset declining production. In your response letter of August 11, 2006, you state that you considered possible new production near this pipeline and the improving cash flow due to higher tariff rates to conclude that the useful life of 11 years is justified and that it was not reasonable likely the effect of the declining volume would have a material effect on your financial statements. Revise your discussion to reconcile your original disclosure with the response you provided in your August 11, 2006 letter, or tell us why such revision is not needed. We may have further comment.

Response:
We would propose that we add the following disclosure to our discussion of the Jay System beginning with the Form 10-Q for the third quarter of 2006. (Additional disclosure is in quotation marks.)

New production in the area
surrounding the Jay System has offset some of the declining production curves of the older producing fields in the area, however we do not know if this new production will be sufficient to continue to offset declining production from existing well in the area. "The new production produces greater tariff revenue for us due to the greater distance that the crude oil travels on the pipeline. This increased revenue, increases in tariff rates each year on the remaining segments of the pipeline, sales of pipeline loss allowance volumes, and operating efficiencies that have decreased operating costs have contributed to sustain our cash flows from the Jay System at a level that has offset the effects of the decline in volumes. Therefore we do not anticipate that the declines in volumes will affect the recoverability of the net investment that remains in the Jay System."

Comment:
2. Provide the appropriate disclosures with regard to the Jay pipeline in your subsequent quarterly filings consistent with the disclosures made in your annual report in response to comment one above.

Response:
As discussed in the response to comment one above, we propose to add the disclosure to our third quarter filing.

Form 10-Q for the quarter ended June 30, 2006

Notes to Consolidated Financial Statements

Note 3 - Joint Ventures and Other Investments

Other Projects, page 11

Comment:
3. We note that you capitalize costs associated with searching for and evaluating potential investment opportunities. Tell us how this policy complies with current accounting standards such as Statement of Financial Standards 141, which would require such costs to be expensed. We may have further comment.

Response:
In the second quarter of 2006, we made a $0.5 million investment in an entity that is developing a petroleum coke-to ammonia plant project. We received preferred units for our investment. This investment was capitalized and we are accounting for our investment on the cost method because our interest is less than 10% and we do not exert significant influence. We did not capitalize any internal costs or general and administrative costs related to this project or any other project.

Due to the insignificance of this investment, we would propose to limit our disclosure related to this investment in our Form 10-Q for the third quarter to be as follows:

Other Projects
In 2006, we invested $0.5 million in a petroleum-to-coke project that is in the development stage. We have received preferred units for our investment. We have also committed to invest an additional $0.5 million for additional preferred units. We have the option to convert our preferred units into an equity investment in the project.

The funds we have invested will be used for project development activities, which include the negotiation of off-take agreements for the products and by-products of the plant to be constructed, securing permits and securing financing for the construction phase of the plant. Redemption of our preferred units is scheduled to occur after construction financing has been obtained.


Please contact me at 713-860-2528, or our Vice President and Controller, Karen Pape at 713-860-2626 for any questions regarding these responses.


                                          Very truly yours,

                                          GENESIS ENERGY, L.P.

                                          /s/  Ross A. Benavides

                                          Ross A. Benavides
                                          Chief Financial Officer